Filed by Gold Reserve Inc.
Pursuant to Rule 425 under the
Securities Act of 1933, as amended
Subject Company: Gold Reserve Inc.
Commission File Number: 001-31819
Date: January 28, 2009
NR-09-07
GOLD RESERVE SENDS LETTER TO SHAREHOLDERS
Urges Shareholders NOT to Tender Their Shares into Rusoro’s Inadequate Offer
SPOKANE, Washington, January 28, 2009
Gold Reserve Inc. (NYSE Alternext: GRZ) (TSX: GRZ) today sent the following letter to shareholders urging shareholders not to tender their shares into Rusoro Mining Ltd.’s (TSX-V: RML) (“Rusoro”) unsolicited offer of December 15, 2008 (the “Offer”) to acquire all of the outstanding shares and equity units of Gold Reserve in consideration for three shares of Rusoro for each Gold Reserve share tendered under the Offer.
The full text of the letter follows:
January 28, 2009
Dear Fellow Shareholder:
Gold Reserve’s Board of Directors has unanimously rejected Rusoro Mining Ltd.’s (“Rusoro”) unsolicited offer of December 15, 2008 (the “Offer”) to acquire Gold Reserve. Your Board is committed to ensuring that all shareholders receive full value for their investment and believes that:
•	The Rusoro Offer does not represent a premium as it does not provide shareholders adequate consideration for the fair value of Gold Reserve’s assets and their relative contribution to the proposed combined company.

•	Rusoro’s weak financial position would expose Gold Reserve shareholders to increased risk.

•	Rusoro lacks the operational expertise necessary to maintain, much less enhance, the value of the combined company.
On January 19, 2009, after more than 30 days of making its case to Gold Reserve shareholders, Rusoro publicly admitted that less than 3% of Gold Reserve’s outstanding shares had been tendered into its Offer. We believe this sends a clear message to Rusoro — the Offer is opportunistic, financially inadequate and significantly undervalues your company. Despite the extremely low tender, Rusoro announced that it had extended its bid expiry date to February 18, 2009. We are writing to further highlight the deficiencies of Rusoro’s Offer and to urge you again to REJECT the Offer and NOT TENDER your shares.
RUSORO’S OFFER UNDERVALUES GOLD RESERVE AND DOES NOT REPRESENT A PREMIUM
Rusoro is attempting to acquire Gold Reserve’s significant assets, including our world-class Brisas Project and our significant cash holdings, without paying you a premium for the underlying value of your shares. Gold Reserve’s implied value per share, considering Gold Reserve’s net cash, equipment and investment in Brisas, is more than twice the current implied Offer price of C$1.95 (based on the closing price of C$0.65 for Rusoro shares on the TSX-V on January 26, 2009). Under the terms contemplated in the Offer, Rusoro would effectively pay nothing for Gold Reserve’s approximately 10.2 million ounces of proven and probable gold reserves and approximately 1.4 billion pounds of proven and probable copper reserves.
REJECT RUSORO’S INADEQUATE AND OPPORTUNISTIC OFFER

The respective contributions Gold Reserve and Rusoro would make to the proposed combined company, the most significant of which are shown below, demonstrate the failure of Rusoro’s assets, balance sheet and reserves to provide fair value to Gold Reserve shareholders. Despite Gold Reserve’s far greater contribution to the value of the combined company, the Offer would provide Gold Reserve shareholders with a mere 30% interest in the proposed combined company on a non-diluted basis, with the potential for significant dilution in the next year or two and exposure to increased financial and operational risk.
REJECT RUSORO’S INADEQUATE AND OPPORTUNISTIC OFFER

For example, Gold Reserve would contribute:
•	the construction-stage Brisas gold and copper project with:
•	proven and probable reserves of approximately 10.2 million ounces of gold,

•	proven and probable reserves of approximately 1.4 billion pounds of copper,

•	approximately US$230 million of investment in Brisas,
•	approximately US$109 million of cash and cash equivalents,

•	approximately US$47 million of deployable or saleable equipment,

•	the grass-roots Choco 5 exploration project, and

•	equity securities currently listed on the TSX and NYSE-Alternext.
On the other hand, Rusoro would contribute:
•	significant cash-flow concerns and long-term liquidity problems,

•	operational problems at Choco 10,

•	near term exhaustion of Isidora reserves,

•	an asset base that is largely encumbered by the Hambro/Endeavour Loan,

•	poorly disclosed related party transactions that have significantly reduced Rusoro’s cash resources, and

•	delisting of the Gold Reserve shares from the NYSE Alternext and TSX in exchange for a Canada-only listing on the junior Canadian TSX Venture exchange.
RUSORO’S WEAK FINANCIAL POSITION AND OPERATIONAL PERFORMANCE RAISE
SIGNIFICANT CONCERNS
Your Board believes that a transaction with Rusoro would expose Gold Reserve shareholders to increased financial risk due to Rusoro’s negative cash flow, working capital deficit and near term debt repayment obligations. We also have significant concerns about Rusoro’s past delinquency with certain quarterly regulatory filings. Consider the following:
•	Since launching its hostile bid on December 15, 2008, Rusoro has failed to directly address what we believe are financial deficiencies outlined in its quarterly reports to shareholders, the most recent being for the quarter ended September 30, 2008.

•	Rusoro has provided no update on its current cash position or any meaningful guidance as to its liquidity outlook for 2009, and omitted any discussion of this key issue in its last financial press release.

•	Substantially all of Rusoro’s assets are encumbered by the US$80 million Hambro/Endeavour Loan due in full in June 2010, yet Rusoro lacks the cash flows necessary to meet this obligation.

•	A number of Rusoro’s quarterly filings with the Canadian securities regulatory authorities over the last two years have been delinquent.

•	Rusoro has not publicly filed an audited annual financial report for 2008. Without this report, our shareholders cannot make an informed assessment of Rusoro’s 2008 performance and its plans for 2009.
Based on Rusoro’s track record and its current operational problems, your Board does not believe Rusoro has the operational expertise necessary to maintain, much less enhance, the value of the proposed combined company.
Rusoro has often failed to achieve its own forecasts in a variety of categories including production rates, ore grades and metallurgical recovery rates. Furthermore, Rusoro is operating at a loss despite historically high gold prices.
On January 14, 2009, Rusoro announced “record gold production and record low cash costs for Q4 2008,” in what we believe to be an effort to deflect concerns over Rusoro’s historically poor operating results at Choco 10. We believe the inclusion of high-grade ore from the short-lived Isidora deposit may have skewed the results attributable to the Choco 10 mine on a standalone basis, which has historically remained cash flow negative.
Rusoro claims that an important factor in its Offer is its “full exposure to gold price.” For the nine months ended September 30, 2008, Rusoro’s gold was sold on average at a 26% discount to the international spot price. In its
REJECT RUSORO’S INADEQUATE AND OPPORTUNISTIC OFFER

January 14, 2009 announcement, Rusoro failed to disclose the average sales price it realized on gold sales for the fourth quarter 2008.
YOUR BOARD QUESTIONS RUSORO’S PURPORTED “ESTABLISHED” RELATIONSHIP WITH THE
VENEZUELAN GOVERNMENT
Finally, while Rusoro implies that it is the Venezuelan government’s “partner of choice” for mining opportunities in Venezuela, Rusoro itself has confirmed that no agreement currently exists with the Venezuelan government regarding the development and exploitation of Las Cristinas and Brisas.
While Rusoro asserts that it is capable of obtaining the required permits to develop and operate a mine in Venezuela, Rusoro itself has never permitted and constructed a mine in Venezuela. The two mines that Rusoro refers to as examples of its ability to “get things done” in Venezuela were permitted and constructed by previous operators prior to Rusoro acquiring them.
YOUR BOARD IS COMMITTED TO ENSURING THAT SHAREHOLDERS RECEIVE FULL AND FAIR
VALUE FOR THEIR INVESTMENT
To protect one of your company’s most valuable assets — its confidential information — on December 31, 2008, Gold Reserve filed a motion in the Ontario Superior Court of Justice seeking, among other things, to restrain Rusoro from proceeding with its unsolicited offer because we believe Rusoro had access to or benefited from the use of our confidential information as a result of its relationship with Endeavour Financial International Corporation.
Gold Reserve has cash, equipment, mining rights and other valuable assets that belong to our shareholders, and we will vigorously seek to ensure that our shareholders receive full value for those assets. We believe Rusoro’s attempt to acquire our valuable investment in the Brisas Project and our cash, without offering adequate consideration, is inconsistent with our objective of enhancing shareholder value. We believe that by continuing to execute on our long-term strategy, we can realize significantly more value for our shareholders.
We urge you to REJECT Rusoro’s opportunistic Offer and NOT TENDER your Gold Reserve shares into the Rusoro Offer. If you have already tendered any of your Gold Reserve shares, we urge you to WITHDRAW them immediately. Shareholders who have tendered Gold Reserve shares into the Rusoro Offer and who wish to obtain advice or assistance in withdrawing their Gold Reserve shares are urged to contact their broker or Laurel Hill Advisory Group, the information agent retained by Gold Reserve, at 1-888-295-4655.
On behalf of the Board, we thank you for your continued support.

Sincerely,

James H. Coleman Q.C.	Rockne J. Timm
Chairman of the Board of Directors	Chief Executive Officer and Director
NOTE TO U.S. INVESTORS
Information contained in this shareholder letter and in Gold Reserve’s disclosure documents filed with securities regulatory authorities, including the SEC, that contain descriptions of Gold Reserve’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder. The terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms as defined in accordance with NI 43-101 under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council. These definitions differ from the definitions in the SEC Industry Guide 7 under the Securities Act. The definitions of “proven” and “probable” reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. We believe Gold Reserve has proven and probable reserves pursuant to Industry Guide 7. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource”
REJECT RUSORO’S INADEQUATE AND OPPORTUNISTIC OFFER

are defined in and required to be disclosed by NI 43-101. However, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to both their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases, and such estimates are not part of SEC Industry Guide 7. NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates of Gold Reserve contained in Gold Reserve’s securities regulatory filings have been prepared in accordance with NI 43-101 and the CIM, Metallurgy and Petroleum Classification System.
Gold Reserve Inc. is a Canadian company, which holds the rights to the Brisas gold/copper project and the Choco 5 gold exploration property in Bolivar State, Venezuela.
FORWARD-LOOKING STATEMENTS
Certain statements included in this release may constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended, (“PSLRA”), provided that statements made solely in connection with Rusoro’s offer are not subject to the safe harbor protections provided to forward-looking statements under the PSLRA. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies. We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual financial results, performance, or achievements of Gold Reserve to be materially different from our estimated future results, performance, or achievements expressed or implied by those forward-looking statements. Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation, concentration of operations and assets in Venezuela; corruption and uncertain legal enforcement; the outcome of any potential proceedings under the Venezuelan legal system or before arbitration tribunals as provided in investment treaties entered into between Venezuela, Canada and other countries to determine the compensation due to Gold Reserve in the event that Gold Reserve and the Venezuelan government do not reach an agreement regarding construction and operation of the Brisas project, or the Brisas project is transferred to the Venezuelan government and the parties do not reach agreement on compensation; requests for improper payments; regulatory, political and economic risks associated with Venezuelan operations (including changes in previously established laws, legal regimes, rules or processes); the ability to obtain, maintain or re-acquire the necessary permits or additional funding for the development of the Brisas project; significant differences or changes in any key findings or assumptions previously determined by us or our experts in conjunction with our 2005 bankable feasibility study (as updated or modified from time to time) due to actual results in our expected construction and production at the Brisas project (including capital and operating cost estimates); risk that actual mineral reserves may vary considerably from estimates presently made; impact of currency, metal prices and metal production volatility; fluctuations in energy prices; changes in proposed development plans (including technology used); our dependence upon the abilities and continued participation of certain key employees; the prices, production levels and supply of and demand for gold and copper produced or held by Gold Reserve or Rusoro; the potential volatility of both Gold Reserve shares and Rusoro shares; the price and value of the Gold Reserve notes; uncertainty as to the future value of Rusoro, Gold Reserve or the combined company proposed by the Rusoro offer; the prospects for exploration and development of projects by Gold Reserve or Rusoro; whether or not an alternative transaction superior to the Rusoro offer will emerge; and risks normally incident to the operation and development of mining properties. This list is not exhaustive of the factors that may affect any of Gold Reserve’s forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly forward-looking statements herein, whether as a result of new information, future events or otherwise, subject to its disclo sure obligations under applicable rules promulgated by the U.S. Securities and Exchange Commission (“SEC”).
REJECT RUSORO’S INADEQUATE AND OPPORTUNISTIC OFFER

In addition to being subject to a number of assumptions, forward-looking statements in this release involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to be materially different from those expressed or implied by such forward-looking statements, including the risks identified under “Important Note for U.S. Investors Concerning Resource Calculations” as well as the risks identified in the filings by Gold Reserve with the SEC and Canadian provincial securities regulatory authorities, including Gold Reserve’s annual information form for the year ended December 31, 2007, dated March 31, 2008, and Gold Reserve’s Annual Report on Form 40-F for the fiscal year ended December 31, 2007 filed with the SEC on March 31, 2008.
Contacts:
Gold Reserve Inc.
President
A. Douglas Belanger, 509-623-1500
Fax: 509-623-1634
www.goldreserveinc.com
Dan Katcher / Steve Frankel / Andi Salas
Joele Frank, Wilkinson Brimmer Katcher
212-355-4449